Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Westport Receives National Awards for Investor Relations

            VANCOUVER, Feb. 19 /CNW/ - Westport Innovations Inc. (TSX:WPT/
NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced it received two awards for best
Investor Relations (IR) in Canada at the IR Magazine Canada Awards for 2010.
Westport won the Sector Leader Award for best IR in the 'Clean Tech' category and for best investor relations officer - small or mid-cap.
            "Westport prides itself on the integrity and stewardship of its IR practice," said David Demers, CEO of Westport Innovations. "This is a great accomplishment for Darren and the IR team."
            The independent survey that provided the data for the awards was conducted by Mary Maude Research using samples provided by Thomson Reuters and
Equicom and additional data from TMX Group. More than 250 analysts and portfolio managers voted for the best IR practitioners across the region. To identify the nominees in two special categories, PrecisionIR Group surveyed retail investors and Erdos & Morgan surveyed US investment professionals. The
IR magazine investor perception studies together make up the world's largest survey of this kind, each year canvassing more than 5,000 analysts and investors around the world and identifying award winners in seven different countries or regions.

            About Cross Border Ltd and IR magazine

            Cross Border Ltd is the publisher in New York and London of IR magazine, the only global publication focused on the interface between companies and their investors. IR magazine hosts events in the US, UK, Europe, Canada,
Singapore, Hong Kong, China and Brazil. Visit www.thecrossbordergroup.com for more details.

            About Westport Innovations Inc.

            Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. www.westport.com

            Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the production, efficiency, performance, emissions, benefits, timing, systems and processes and demand for products, which are based on Westport's estimates, forecasts and projections.
These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and are discussed in Westport's most recent Annual Information Form and filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            %SEDAR: 00004375E %CIK: 0001370416

            /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone: (604)
718-2046, Email: invest(at)westport.com/
            (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:05e 19-FEB-10